Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

April 18, 2008	TSX:BAJ

PRESS RELEASE

BAJA MINING CLARIFIES FINANCING ANNOUNCEMENT

Baja Mining Corp. (the “Company” or “Baja”) clarifies an announcement made April 17, 2008.

In regards to the press release dated April 17, 2008, the Company wishes to clarify the status of construction financing for the El Boleo Project.  As announced, the estimated cost of construction (commencing from completion of the Definitive Feasibility Study in May 2007) is currently US$991 million.  The Company has previously completed (in 2006 & 2007) equity financings from which approximately US$52 million was available to contribute to the cost of construction.   Based upon the previously announced first mortgage commitment of US$475 million, the announced funding from the Korean Consortium of US$435 million and the US$52 million previously raised, Baja has raised or received commitments for US$962 million of an estimated US$991 million required.  Assuming closing of all transactions, Baja will require a further US$29 million to fully fund estimated construction costs.  The remaining US$29 million is expected to be raised as either subordinate debt related off-take contracts, equity or a combination thereof.

There are no shares of Baja being issued as part of the current transaction with the Korean Consortium.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expectation and timing of closing the Consortium’s partnership deal, projected metal prices, the need for additional capital and expected method of financing and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.